UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d)OF THE
                        SECURITIES EXCHANGE ACT OF 1934


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 1999
                          -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________


Commission File Number ..................................................0-2610

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                              ZIONS BANCORPORATION
                           EMPLOYEE STOCK SAVINGS PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              ZIONS BANCORPORATION
                           One South Main, Suite 1380
                           Salt Lake City, Utah 84111

Item 1. CHANGES IN THE PLAN

The Plan was completely amended and restated as of October 1, 1992, with certain provisions retroactively effective as of January 1, 1989. In 1994, the Plan was amended for the purpose of maintaining its qualification under the Internal Revenue Code pursuant to the Tax Reform Act of 1986 and, in order to conform the Plan to the requirements of the Unemployment Compensation Act of 1992 and the Omnibus Budget Reconciliation Act of 1993. No changes were made in the Plan during the year 1999.

Item 2. CHANGES IN INVESTMENT POLICY

No material changes were made during the fiscal year in the policy with respect to the kind of securities and other investments in which funds held under the plan may be invested.

Item 3. CONTRIBUTIONS UNDER THE PLAN

The Company's contributions are measured by reference to employee contributions and are not discretionary.

Item 4. PARTICIPATING EMPLOYEES

There were 5,436 participating employees in the Plan on December 31, 1999.

Item 5. ADMINISTRATION OF THE PLAN

(a) Zions Bancorporation is the Plan administrator. The Company's Board of Directors has appointed an Administrative Committee consisting of six persons. The Committee has full power and authority to administer the Plan and to interpret its provisions. The present members of the Committee and their positions held are:

                 Member                                  Position - Company
       ---------------------------     ------------------------------------------------------------

       Clark B. Hinckley, Chairman     Senior Vice President of Zions Bancorporation

       Harris H. Simmons               President and Chief Executive Officer of Zions Bancorporation

       Dale M. Gibbons                 Executive Vice President of Zions Bancorporation

       W. David Hemingway              Executive Vice President of Zions Bancorporation

       Richard G. Crandall             Vice President of Zions First National Bank

       Russell W. Miller               President of Zions Insurance Agency, Inc.

       The address of each fiduciary listed above is One South Main, Suite 1380, Salt Lake City, Utah 84111.

(b) No compensation is paid to the Committee members by the Plan. All expenses of the Plan and its administration are paid by the Company.

Item 6. CUSTODIAN OF INVESTMENTS

(a) Zions First National Bank, One South Main, Salt Lake City, Utah 84111 is the custodian and trustee.

(b)  The custodian and trustee receive no compensation from the Plan.

Item 7. REPORTS TO PARTICIPATING EMPLOYEES

Participating employees are furnished an annual statement reflecting the status of their accounts as of the end of the fiscal year.

Item 8. INVESTMENT OF FUNDS

Substantially all of the assets of the Plan are invested in securities of the Company.

Item 9. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements                                                 Page
                                                                          ----

          Report of Independent Auditors                                    1

          Statements of Net Assets Available for Benefits -
             December 31, 1999 and 1998                                     2

          Statements of Changes in Net Assets Available for Benefits -
             Years ended December 31, 1999, 1998, and 1997                  3

          Notes to Financial Statements                                     4

          Schedules -

             Schedule I                                                     8

             Schedule II                                                    9

             Schedule III has been omitted for the reasons that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

(b)  Exhibits - Consent of Independent Certified Public Accountants

                          Independent Auditors' Report



The Trust Committee
Zions Bancorporation
Employee Stock Savings Plan:


We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation Employee Stock Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Zions Bancorporation Employee Stock Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions for the year ended December 31, 1999, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


January 24, 2000

                              ZIONS BANCORPORATION
                           EMPLOYEE STOCK SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998




                                                                     1999          1998
                                                                 -----------   -----------
Assets:
     Investments, at fair value:
        Zions Bancorporation common stock (approximate cost
           of $33,397,894 in 1999 and $24,852,480 in 1998) ...   $86,491,522    90,567,426
        Cash and cash equivalents ............................        21,723            51

     Contributions receivable:
        Employee .............................................       186,891       266,162
        Employer .............................................        93,435       136,643
     Dividends receivable ....................................          --         203,273
     Interest receivable .....................................           775           579
                                                                 -----------   -----------
                 Total assets ................................    86,794,346    91,174,134
                                                                 -----------   -----------
Liabilities - excess contribution refunds ....................          --          33,675
                                                                 -----------   -----------
Net assets available for benefits ............................   $86,794,346    91,140,459
                                                                 ===========   ===========


See accompanying notes to financial statements.

                              ZIONS BANCORPORATION
                           EMPLOYEE STOCK SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                  Years ended December 31, 1999, 1998, and 1997



                                                                             1999            1998           1997
                                                                         ------------    ------------   ------------
Additions to net assets attributed to:
    Investment income:
       Net (depreciation) appreciation in fair value of investments
          in Zions Bancorporation common stock .......................   $ (4,207,222)     24,594,856     26,586,307
       Dividends .....................................................      1,038,140         771,268        793,341
       Interest ......................................................          6,653           7,562          4,113
                                                                         ------------    ------------   ------------
                                                                           (3,162,429)     25,373,686     27,383,761
                                                                         ------------    ------------   ------------
    Contributions:
       Employee ......................................................      7,878,097       5,349,824      3,331,020
       Employer ......................................................      3,934,330       2,691,189      1,645,785
                                                                         ------------    ------------   ------------
                                                                           11,812,427       8,041,013      4,976,805
                                                                         ------------    ------------   ------------
    Rollover from nonaffiliated plan .................................          5,168            --           89,279
                                                                         ------------    ------------   ------------
               Total additions .......................................      8,655,166      33,414,699     32,449,845
                                                                         ------------    ------------   ------------

Deductions from net assets attributed to -
    benefits paid directly to participants ...........................     13,001,279       5,647,545      3,590,944
                                                                         ------------    ------------   ------------
               Net (decrease) increase ...............................     (4,346,113)     27,767,154     28,858,901

Net assets available for benefits:
    Beginning of year ................................................     91,140,459      63,373,305     34,514,404
                                                                         ------------    ------------   ------------
    End of year ......................................................   $ 86,794,346      91,140,459     63,373,305
                                                                         ============    ============   ============


See accompanying notes to financial statements.

                              ZIONS BANCORPORATION
                           EMPLOYEE STOCK SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(1)    Plan Description

       The following description of the Zions Bancorporation Employee Stock Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


       (a)    General

              The Plan is a single employer defined contribution plan that is designed to provide retirement benefits for eligible employees under either a pre-tax or post-tax salary reduction arrangement by offering employees an opportunity to acquire stock ownership in Zions Bancorporation (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.


       (b)    Eligibility

              Participation in the Plan is voluntary. An employee is eligible to participate on January 1, April 1, July 1, or October 1, whichever coincides with, or immediately follows, the latter of the date on which the employee completes at least 1,000 hours of service during 12 continuous months and attains the age of 21. In addition, employees who are employed twenty or more hours per week and can certify prior participation in a similar plan are eligible to participate in the Plan. As of December 31, 1999 and 1998, there were 5,436 and 4,155 participants, respectively, in the Plan.


       (c)    Employee and Company Contributions

              Each eligible employee who elects to participate makes contributions ranging from one to fifteen percent of their total compensation. Company contributions are equal to 50 percent of the amount contributed by the employee up to five percent of their total compensation. The maximum amount a participant may contribute to the Plan in a calendar year, in conjunction with the Employee Stock Savings Plan, is $10,000 for 1999 and 1998.


       (d)    Allocation of Income or Loss

              Investment income or loss is allocated to each participant's account in proportion to the investment shares held in that participant's account to the total of investment shares held in the Plan.


       (e)    Vesting and Payment of Benefits

              Employee contributions and the employees' share of the Company contributions are 100 percent vested at all times. Benefits are paid upon death, disability, retirement, or earlier subject to certain restrictions. Benefits are paid in shares of stock.

                                       4                            (Continued)

                             ZIONS BANCORPORATION
                           EMPLOYEE STOCK SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


       (f)    Plan Termination

              Although the Company has not expressed intent to do so, it has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to provisions of ERISA.

       (g)    Plan Amendments

              In 1998, the Benefits and Pension Committee approved amendments to the terms of the Plan. The following significant amendments became effective January 1, 1999. Enrollment date frequency has been changed from semi-annually to quarterly. Employees must be 21 and must have completed one year of eligibility service in order to participate in the Plan. However, the definition of one year of eligibility service has been expanded to include employees for whom one year has past since (a) commencement date with a previous employer that sponsored a similar 401(k) plan in which the employee participated and (b) commencement date with a Merged Employer. The amount by which a participant's annual compensation is reduced under the Salary Reduction Agreement may be changed by a participant no more than once in any quarter. The limit for lump-sum payments to disabled participants is $5,000.


(2)    Summary of Significant Accounting Policies

       The following is a summary of significant accounting policies followed by the Plan in the preparation of its financial statements:


       (a)    Basis of Presentation

              The Plan's financial statements are presented on the accrual basis of accounting.


       (b)    Costs of Administration

              All costs of administration are currently being absorbed by the Company, although the Plan may bear the costs of administration.


       (c)    Investments

              The investment in common stock of the Company is carried at its quoted market price in the accompanying financial statements. Purchases and sales of investments are recorded on a settlement-date basis, which does not materially differ from using the trade-date basis required by generally accepted accounting principles.


                                      5                            (Continued)

                             ZIONS BANCORPORATION
                           EMPLOYEE STOCK SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


       Net unrealized appreciation represents the difference between the book value and the market value of investments held at year-end. Book value is the market value at the end of the previous fiscal year, or cost if the investment was purchased during the year.

       The following investment represents five percent or more of the net assets available for plan benefits at December 31:

                                                          1999           1998
                                                        ----------    ----------
                Zions Bancorporation common stock ..    86,491,522    90,567,426

       (d)    Use of Estimates

              The preparation the financial statements and supplemental schedules in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of net assets available for benefits and supplemental schedules and the changes in net assets during the reporting period. Actual results could differ from those estimates.

       (e)    Concentration of Investments

              Included in the Plan's net assets available for benefits at December 31, 1999 and 1998, are investments in common stock of the Company amounting to $86,491,522 and $90,567,426, respectively, whose value could be subject to change based upon market conditions. These investments represented 1.71 percent and 1.74 percent ownership of the Company's outstanding common stock at December 31, 1999 and 1998, respectively.

       (f)    Cash and Cash Equivalents

              Cash and cash equivalents include cash and short-term investments with maturity dates of 90 days or less.


       (g)    Reclassifications

              Certain reclassifications have been made in the 1998 financial statements to conform with the 1999 presentation.

                                      6                            (Continued)

                              ZIONS BANCORPORATION
                           EMPLOYEE STOCK SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(3)    Tax Status

       The Plan obtained its latest determination letter on June 5, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under
       Section 401(a) and the related trust continues to be tax-exempt as of December 31, 1999. Therefore, no provision for income taxes is included in the Plan's financial statements.


(4)    Zions Bancorporation Common Stock

       At December 31, 1999 and 1998, the investment in common stock of the Company consisted of 1,461,314 and 1,451,944 shares, respectively.


(5)    Acquisitions

       As a result of acquisitions by the Company, employees of the acquired companies became eligible to participate in the Plan during 1999. As a result, approximately 1,300 additional employees participated in the Plan during 1999.

                                                                     SCHEDULE I
                                                                     ----------


                              ZIONS BANCORPORATION
                           EMPLOYEE STOCK SAVINGS PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1999




   (a)                                                                                    (e)
 Party in             (b)                            (c)                      (d)       Current
 interest           Issuer                  Investment description          Cost (1)     value
-----------  ---------------------  ------------------------------------  -----------  ----------
                                    Investments at fair value determined
                                       by quoted market prices:

*            Zions Bancorporation   Zions Bancorporation common stock     $33,397,894  86,491,522
                                       (1,461,314 shares)

*            Zions Bancorporation   Money market account                       21,723      21,723
                                                                          -----------  ----------

                                                                          $33,419,617  86,513,245
                                                                          ===========  ==========


Notes:

     * Party-in-interest

       There were no nonexempt party-in-interest transactions.

       There were no assets which were both acquired and disposed of during the year.

     (1) Cost is determined using the average-cost method applied on a participant-by-participant basis.


See accompanying notes to financial statements.

                                                                    SCHEDULE II
                                                                    -----------


                              ZIONS BANCORPORATION
                           EMPLOYEE STOCK SAVINGS PLAN

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1999



                                                                                 (h)
                                                                               Current
    (a)                                                                         value
 Identity of                                  (c)         (d)         (g)      of asset
   party                    (b)            Purchase     Selling     Cost of    on trans-     (i)
  involved         Description of asset      price       price     asset (1)  action date  Net gain
-------------      --------------------   ----------   ----------  ---------  -----------  ---------

Zions
  Bancorporation   Zions Bancorporation   $   --       12,932,386  4,744,918  12,932,386   8,187,468
                      common stock

                   Zions Bancorporation    13,230,159     --           --     13,230,159      --
                      common stock

     (1) Cost is determined using the average-cost method applied on a participant-by-participant basis.


See accompanying notes to financial statements.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.






June 28, 2000                       ZIONS BANCORPORATION
                                    EMPLOYEE STOCK SAVINGS PLAN


                                    By: /s/   Harris H. Simmons
                                       -----------------------------
                                       Name:  HARRIS H. SIMMONS, President
                                          and Chief Executive Officer of
                                          Zions Bancorporation